UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated December 19, 2014, announcing it received notice from the New York Stock Exchange, Inc. (the "NYSE") indicating that the Company is no longer in compliance with the NYSE's continued listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: December 19, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES RECEIPT OF NOTICE OF NON-COMPLIANCE FROM THE NEW YORK STOCK EXCHANGE

ATHENS, Greece, December 19, 2014 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that on December 2, 2014, it received notice from the New York Stock Exchange, Inc. (the "NYSE") indicating that the Company is no longer in compliance with the NYSE's continued listing standards because the average closing price of the Company's common stock over a consecutive 30 trading-day period was less than $1.00 per share.

Subject to the NYSE's rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company's shares of common stock have a closing share price of at least $1.00 on the last trading day of any calendar month during the six-month cure period and also has an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. Alternatively, if the Company must take an action requiring approval of the Company's shareholders to cure the price condition (as would be the case for a reverse stock split), such approval must be obtained at the Company's next annual meeting of shareholders and the Company must implement the action promptly thereafter.

The Company has notified the NYSE of its intention to cure this deficiency within the prescribed timeframe. During this time, the Company's common stock will continue to be listed and trade on the NYSE. The Company's business operations are not affected by the receipt of this NYSE notice.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted-average age of 9.9 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC," respectively.

Contacts
Box Ships Inc.
 Robert Perri
+30 210-891-4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300